Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Churchill, Pennsylvania 15235
(800) 972-7341

Investor Contact: Chris Witty / Jody Burfening Lippert/Heilshorn & Associates, Inc. (212) 201-6609 cwitty@lhai.com	Company Contact: John C. Regan, Chairman & CEO 412-243-3200
FOR IMMEDIATE RELEASE
PDG Environmental Announces Second Quarter Results
PITTSBURGH, PA, September 14, 2006 — PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the second quarter and six months ended July 31, 2006.
Revenues for the three months ended July 31, 2006 were $22.7 million, a 39% increase over the $16.3 million recorded in the prior year quarter, reflecting the impact of PDG Environmental’s August 2005 acquisition of Flagship Services Group. Total field margin increased to $6.5 million from $4.3 million in last year’s fiscal second quarter, and gross margin rose to $3.4 million from $2.5 million, reflecting the higher volume of mold and reconstruction business, slightly offset by increased costs associated with the addition of Flagship and the new offices and operations opened in fiscal 2006. Earnings before income taxes, interest, depreciation and amortization (“EBITDA”) declined to $0.5 million from $1.0 million last year, due to the increase in SG&A related to Flagship, combined with continued startup and expansion costs at the company’s new offices and operations.
The non-cash accounting cost of PDG Environmental’s July 2005 $8.4 million private placement of convertible preferred and common equity totaled $0.9 million, comprised of $0.1 million for preferred dividends and $0.8 million for accretion of the discount for the preferred stock. Including theses expenses, the company reported a net loss of $(1.0) million for the quarter, or $(0.05) per diluted share, compared with net income of $0.4 million, or $0.03 per share, in the comparable period for fiscal 2006. Fully diluted shares outstanding rose to 19.9 million from 14.7 million last year, reflecting the stock issued in conjunction with the above-mentioned private placement, the associated conversion of the preferred stock to common stock, and the exercise of stock options and warrants.
For the six months ended July 31, 2006, revenue rose to $39.5 million, up 30% versus the $30.3 million recorded during the same period in the prior fiscal year. The company’s field margin increased to $10.6 million from $8.4 million, and gross margin declined slightly to $4.5 million from $4.8 million. EBITDA fell to $(0.8) million from $1.8 million last year. The non-cash accounting cost of the July 2005 private placement totaled $1.7 million, versus $0.1 million in fiscal 2006. Including these expenses, PDG Environmental reported a net loss of $(3.0) million for the six month period, or $(0.16) per diluted share, compared with net income of $0.7 million, or $0.05 per share, last year. Fully diluted shares outstanding rose to 19.1 million from 14.5 million in fiscal 2006.

“This quarter, PDG Environmental showed significant improvement in operating results as our asbestos operations rebounded from the first quarter’s unusually slow demand — increasing 62% sequentially — and our mold and reconstruction operations continued to perform well,” commented John C. Regan, chairman and CEO of PDG Environmental. “The total field margin percentage rose sequentially to 28.4% from 24.9% in the first quarter, reflecting the absence of certain asbestos project cost overruns, which depressed field margins in the previous two quarters. Field margins in our asbestos operations are trending back toward historical levels of 25% to 28%, and the total gross margin percentage for the company improved to 14.8%.
“Looking ahead to the second half of fiscal 2007, we expect to realize improving leverage on the investments we have made in expanded infrastructure and revenue diversification. Our mold, reconstruction, and emergency response business should benefit from the seasonally strong third and fourth quarters, along with the potential upside from numerous Katrina-related awards that are still pending. In addition, business at our new operations continue to mature through new contracts across all our service offerings and are on the path to profitability. Our backlog remains strong, and PDG Environmental is well positioned for continued growth and improving performance in the quarters to come.”
Conference Call
PDG Environmental will also host a conference call at 11:00 a.m. Eastern. During the call, John C. Regan, chairman and chief executive officer, and Todd Fortier, chief financial officer, will discuss the Company’s quarterly performance and financial results. The telephone number for the conference call is (888) 804-7108.
Investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID# 5407281. The encore recording will be available two hours after the conference call has concluded.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 18 offices capable of responding to customer requirements coast to coast. For additional information, please visit www.pdge.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months
	Ended July 31,
	2006	2005

Contract revenues	$22,744,000	$16,320,000
Job costs	16,283,000	12,023,000

Field margin	6,461,000	4,297,000
Other Direct Costs	3,102,000	1,813,000

Gross margin	3,359,000	2,484,000

Selling, general and administrative expenses	3,324,000	1,663,000

Income from operations	35,000	821,000

Other income (expense):
Interest expense	(251,000)	(97,000)
Non-cash interest expense for preferred dividends and accretion of discount	(891,000)	(80,000)
Interest and other income	8,000	5,000

	(1,134,000)	(172,000)

Income (loss) before income taxes	(1,099,000)	649,000
Income tax provision (benefit)	(58,000)	275,000

Net income (loss)	$(1,041,000)	$374,000

Per share of common stock:

Basic	$(0.05)	$0.03

Dilutive	$(0.05)	$0.03

Average common share equivalents outstanding	19,875,000	13,620,000

Average dilutive common share equivalents outstanding	—	1,096,000

Average common shares and dilutive common equivalents outstanding for earnings per share calculation	19,875,000	14,716,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND AMORTIZATION
(“EBITDA”) (UNAUDITED)

	For the Three Months
	Ended July 31,
	2006	2005

Net Income (Loss)	(1,041,000)	374,000
Income Taxes (Benefit)	(58,000)	275,000
Interest expense	251,000	97,000
Non-cash interest expense for preferred dividends and accretion of discount	891,000	80,000
Depreciation and Amortization	428,000	176,000

EBITDA	$471,000	$1,002,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Six Months
	Ended July 31,
	2006	2005

Contract revenues	$39,488,000	$30,271,000
Job costs	28,858,000	21,831,000

Field margin	10,630,000	8,440,000
Other Direct Costs	6,083,000	3,656,000

Gross margin	4,547,000	4,784,000

Selling, general and administrative expenses	6,256,000	3,400,000

Income (loss) from operations	(1,709,000)	1,384,000

Other income (expense):
Interest expense	(470,000)	(197,000)
Non-cash interest expense for preferred dividends and accretion of discount	(1,675,000)	(80,000)
Gain on sale of equity investment	—	48,000
Equity in income of equity investment	—	4,000
Interest and other income	8,000	19,000

	(2,137,000)	(206,000)

Income (loss) before income taxes	(3,846,000)	1,178,000

Income tax provision (benefit)	(874,000)	478,000

Net income (loss)	$(2,972,000)	$700,000

Per share of common stock:

Basic	$(0.16)	$0.05

Dilutive	$(0.16)	$0.05

Average common share equivalents outstanding	19,085,000	13,307,000

Average dilutive common share equivalents outstanding	—	1,205,000

Average common shares and dilutive common equivalents outstanding for earnings per share calculation	19,085,000	14,512,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND AMORTIZATION
(“EBITDA”) (UNAUDITED)

	For the Six Months
	Ended July 31,
	2006	2005

Net Income (Loss)	(2,972,000)	700,000
Income Taxes (Benefit)	(874,000)	478,000
Interest expense	470,000	197,000
Non-cash interest expense for preferred dividends and accretion of discount	1,675,000	80,000
Depreciation and Amortization	854,000	352,000

EBITDA	$(847,000)	$1,807,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	July 31,	January 31,
	2006	2006
	(unaudited)
Assets

Current Assets
Cash and cash equivalents	$947,000	$230,000
Contracts receivable	25,210,000	24,471,000
Costs and estimated earnings in excess of billings on uncompleted contracts	7,084,000	5,174,000
Inventories	662,000	669,000
Prepaid income taxes	689,000	560,000
Deferred income tax asset	319,000	373,000
Other current assets	1,128,000	131,000

Total Current Assets	36,039,000	31,608,000

Property, Plant and Equipment	10,461,000	10,137,000
Less: accumulated depreciation	(8,248,000)	(7,838,000)

	2,213,000	2,299,000

Goodwill	2,621,000	2,316,000
Deferred Income Tax Asset	620,000	216,000
Intangible and Other Assets	6,059,000	6,423,000

Total Assets	$47,552,000	$42,862,000

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$6,948,000	$6,537,000
Billings in excess of costs and estimated earnings on uncompleted contracts	2,678,000	2,012,000
Current portion of long-term debt	528,000	513,000
Accrued liabilities	5,979,000	4,459,000

Total Current Liabilities	16,133,000	13,521,000
Long-Term Debt	11,485,000	9,059,000
Series C Redeemable Convertible Preferred Stock	2,153,000	2,803,000

Total Liabilities	29,771,000	25,383,000

Stockholders’ Equity
Common stock	408,000	345,000
Common stock warrants	1,628,000	1,881,000
Additional paid-in capital	19,046,000	15,582,000
Retained earnings (deficit)	(3,263,000)	(291,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	17,781,000	17,479,000

Total Liabilities and Stockholders’ Equity	$47,552,000	$42,862,000